

November 26, 2008

Mr. Jervis B. Perkins, CEO
AeroGrow International, Inc.
6075 Longbow Drive, Suite 200
Boulder, CO 80301

RE: AeroGrow International, Inc. File No. 1-33531
March 31, 2008 Form 10-K
September 30, 2008 Form 10-Q

Dear Mr. Perkins:

    We have reviewed the financial statements and financial disclosures in your filings and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>3/31/08 Form 10-K</u>

    The existing MD&A disclosure attributes over 60% of consolidated revenues to retail product sales. In this regard, we note that in fiscal 2008 there was a 580% increase in the number of stores selling the company's products. This increase is substantially higher than the 167% fiscal 2008 increase in total retail product sales revenue. Absent disclosure to the contrary, it would appear that there was a material decline in 2008 sales to stores that marketed the company's products in 2007. In future filings, please provide clarifying disclosure to inform readers about any known factors that could reasonably be expected to materially impact future operating results. For example, readers should be informed if there has been a material change in period over period sales to existing customers (analogous to same store sales). Further, readers should be informed if there has been a material change in ordering activity between the financial statement date and the date of the filing. Material changes in product return rates should also be disclosed. Also, please disclose why the allowance for doubtful accounts comprises over 17% of the gross receivable balance. See Section 501.12.b.4 of the Financial Reporting Codification.

9/30/08 Form 10-Q

The increases in receivables and inventory had a material adverse impact on operating cash flows. In future filings, please disclose and explain material changes in the receivable and inventory turnover ratios. The specific reasons for any material changes in the aging of receivables should be clearly explained. See Section 501.13 of the Financial Reporting Codification.

The disclosure on page 12 addresses management's expectation that cash requirements will be funded from operating cash flows, the line of credit, and cash reserves. However, it appears that there is less than $4 million of available credit whereas the cumulative operating cash flow deficit in the last 4 quarters exceeded $10 million. In future filings, please clarify the disclosure so that readers can fully understand the company's prospects for meeting its short-term cash obligations. See Section 607.02 of the Financial Reporting Codification.

We note that amounts due under the $12 million credit facility are classified as long-term and that the company has violated the related debt covenants in each of the last 2 quarters. In future filings, please provide disclosure that clearly evidences compliance with SFAS 78. The financial statement impact of management's critical accounting estimates should be fully disclosed pursuant to Section 501.14 of the Financial Reporting Codification.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Feel free to call Al Pavot, Staff Accountant, at (202) 551-3738 or the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien,
 Accounting Branch Chief